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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                 SCHEDULE 13D/A



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       J.B. HUNT TRANSPORT SERVICES, INC.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                   445658-10-7
                                 (CUSIP Number)

                             Charles C. Price, Esq.
                         Wright, Lindsey & Jennings LLP
                             200 West Capitol Avenue
                        Little Rock, Arkansas 72201-3699
                                  501-371-0808
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                February 4, 2002
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less or such class.) (See Rule 13d-7.)

                                 SCHEDULE 13D/A


CUSIP NO.    445658-10-7


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   1 NAMES OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         J.B. HUNT
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)                                           (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
         SEC USE ONLY

--------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
--------------------------------------------------------------------------------
 NUMBER OF
   SHARES            5    SOLE VOTING POWER
BENEFICIALLY
  OWNED BY                140,199
   EACH
 REPORTING          ------------------------------------------------------------
PERSON WITH          6    SHARED VOTING POWER

                          11,802,438
                    ------------------------------------------------------------
                     7    SOLE DISPOSITIVE POWER

                          140,199
                    ------------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER

                          11,802,438
--------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,942,637
--------------------------------------------------------------------------------
  10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                                 [ ]

         NOT APPLICABLE
--------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         33.19%
--------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A


CUSIP NO.    445658-10-7


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   1 NAMES OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         JOHNELLE D. HUNT
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)                                             (A) [ ]
                                                                        (B) [X]
--------------------------------------------------------------------------------
         SEC USE ONLY

--------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
--------------------------------------------------------------------------------
   NUMBER OF
     SHARES          5    SOLE VOTING POWER
 BENEFICIALLY
    OWNED BY              1,041
     EACH
 REPORTING          ------------------------------------------------------------
PERSON WITH          6    SHARED VOTING POWER

                          11,802,438
                    ------------------------------------------------------------
                     7    SOLE DISPOSITIVE POWER

                          1,041
                    ------------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER

                          11,802,438
--------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,803,479
--------------------------------------------------------------------------------
  10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                                 [ ]

--------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         32.80%
--------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
--------------------------------------------------------------------------------

ITEM 1.  Security and Issuer

         This statement relates to the common stock, $0.01 par value, of J.B. Hunt Transport Services, Inc. (the "Issuer"). The CUSIP number for the common stock is 445658-10-7. The executive offices of the Issuer are located at 615 J.B. Hunt Corporate Drive, Lowell, Arkansas 72745.


ITEM 2.  Identity and Background

         (a)      Name: Johnnie B. Hunt

         (b) Business address: 615 J.B. Hunt Corporate Drive, Lowell, Arkansas 72745

         (c) Present Occupation: Senior Chairman of the Board, J.B. Hunt Transport Services, Inc.

         (d) Johnnie B. Hunt has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Johnnie B. Hunt was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Citizenship: United States of America.


         (a)      Name: Johnelle D. Hunt

         (b) Business address: 615 J.B. Hunt Corporate Drive, Lowell, Arkansas 72745

         (c) Present Occupation: Corporate Secretary, J.B. Hunt Transport Services, Inc.

         (d) Johnelle D. Hunt has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Johnelle D. Hunt was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Citizenship:    United States of America.

ITEM 3. Source and Amount of Funds or Other Consideration

         Not applicable.

ITEM 4. Purpose of Transaction

         This Schedule 13D reports a sale of 2.2 million shares and a 4,000 share redemption payment to a church of common stock from the J.B. Hunt LLC. The sale of the 2.2 million shares was in furtherance of a diversification plan of Mr. and Mrs. Hunt.

ITEM 5. Interest in Securities of the Issuer

         (a) Mr. Hunt is the beneficial owner of 11,942,637 shares of the Company. This is approximately 33.19% of the outstanding shares of the Company. The two managing members of the LLC, Mr. J.B. Hunt and Mrs. Johnelle D. Hunt, are the beneficial owners of approximately 33.20% of the outstanding shares of the common stock of the Company.

         (b) J. B. Hunt:

               Amount beneficially owned:        11,942,637

               Percent of class:     33.19%

             Number of shares as to which the person has:

               (i)    Sole power to vote or to direct the vote:         140,199

               (ii)   Shared power to vote or to direct the vote:    11,802,438

               (iii)  Sole power to dispose or to direct the
                      disposition of:                                   140,199

               (iv)   Shared power to dispose or to direct the
                      disposition of:                                11,802,438

             Johnelle D. Hunt:

               Amount beneficially owned:        11,803,479
               Percent of class:     32.80%

             Number of shares as to which the person has:

               (i)    Sole power to vote or to direct the vote:           1,041

               (ii)   Shared power to vote or to direct the vote:    11,802,438

               (iii)  Sole power to dispose or to direct the
                      disposition of:                                     1,041

               (iv)   Shared power to dispose or to direct the
                      disposition of:                                11,802,438

         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Not applicable.


ITEM 7. Material to be Filed as Exhibits

         Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:               February 14, 2002
               -------------------------------

Signature:     /s/  J.B. Hunt
               -------------------------------
                    J.B. Hunt



Date:               February 14, 2002
               -------------------------------

Signature:     /s/  Johnelle D. Hunt
               -------------------------------
                    Johnelle D. Hunt